As filed with the Securities and Exchange Commission on March 5, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

THE HERZFELD CARIBBEAN BASIN FUND, INC.

(Name of Subject Company (Issuer))

The Herzfeld Caribbean Basin Fund, Inc.

(Name of Filing Person (Issuer))

Common Stock, par value $0.001

(Title of Class of Securities)

42804T106

(CUSIP Number of Securities)

Thomas K. Morgan

The Herzfeld Caribbean Basin Fund, Inc.

119 Washington Avenue, Suite 504

Miami Beach, Florida 33139

Telephone: (305) 777 – 1660

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

John P. Falco, Esq.

Troutman Pepper Hamilton Sanders LLP

3000 Two Logan Square | 18th & Arch Streets

Philadelphia, PA 19103

Telephone: (215) 981 - 4659

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$2,084,156.33(a)	$227.38(b)

(a)	Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the Transaction Value was calculated by multiplying 306,683 shares of The Herzfeld Caribbean Basin Fund, Inc. (5% of the total number of shares outstanding) by $6.7958 (97.5% of the Net Asset Value per share of as of the close of ordinary trading on the NASDAQ Capital Market on March 4, 2021).

(b)	Calculated as $109.10 per $1,000,000 of the Transaction Value.

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $217.92	Filing party: The Herzfeld Caribbean Basin Fund, Inc.
Form or registration No.: Schedule TO	Date filed: February 12, 2021

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	Third-party tender offer subject to Rule 14d-1.

[X]	Issuer tender offer subject to Rule 13e-4.

[ ]	Going-private transaction subject to Rule 13e-3.

[ ]	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer [  ]

INTRODUCTORY STATEMENT

This Amendment to the Issuer Tender Offer Statement filed with the U.S. Securities and Exchange Commission on February 12, 2021, by The Herzfeld Caribbean Basin Fund, Inc., a Maryland corporation (the “Fund”), relating to an offer to purchase for cash up to up to 5% of outstanding shares of the Fund at 97.5% of NAV as of the close of ordinary trading on the NASDAQ Capital Market on March 4, 2021, the expiration date, amends such Issuer Tender Offer Statement on Schedule TO to add an additional exhibit in accordance with Rule 13e-4(c)(1) promulgated under the Securities Exchange Act of 1934, as amended.

ITEMS 1 THROUGH 11.

Not applicable.

ITEM 12. EXHIBITS.

99.1 Press Release, dated March 5, 2021

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

EXHIBIT INDEX

Exhibit No.	Document
99.1	Press Release, dated March 5, 2021 (Filed herewith).